Exhibit 13.1

2006 ANNUAL REPORT
COMMERCIAL BANKSHARES, INC.

Corporate Profile
Commercial Bankshares, Inc. is a bank holding company whose subsidiary, Commercial Bank of Florida, operates fourteen branches in two of Florida's fastest growing counties: Miami-Dade and Broward. Since its inception in 1988, the Company has grown to $1.0 billion in assets through acquisitions and internal growth. Lead by seasoned South Florida bankers, the Company is committed to extending its personalized "hometown" banking services to other communities in the South Florida area.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Table of Contents

Selected Five Year Data

(In Thousands, Except Per Share Data)

	As of or For the Years Ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Income Statement Data:					
Interest income	$ 62,084	$ 50,930	$ 43,011	$ 39,358	$ 36,253
Interest expense	27,035	17,497	11,809	11,672	11,658
Net interest income	35,049	33,433	31,202	27,686	24,595
Provision for loan losses	625	610	194	250	174
Net interest income after provision for loan losses	34,424	32,823	31,008	27,436	24,421
Non-interest income	2,924	2,502	2,824	3,225	3,255
Non-interest expense	18,680	16,962	16,825	15,558	14,546
Income before income taxes	18,668	18,363	17,007	15,103	13,130
Income tax expense	6,108	6,237	5,657	4,819	4,014
Net income	$ 12,560	$ 12,126	$ 11,350	$ 10,284	$ 9,116
Per Share Data:					
Basic earnings per share	$ 2.08	$ 2.03	$ 1.92	$ 1.78	$ 1.60
Diluted earnings per share	$ 2.00	$ 1.93	$ 1.82	$ 1.69	$ 1.53
Book value at year end	$ 14.89	$ 13.58	$ 12.64	$ 11.33	$ 10.27
Cash dividends declared per common share	$ 0.81	$ 0.71	$ 0.71	$ 0.67	$ 0.58
Balance Sheet Data:					
Cash and cash equivalents	$ 24,849	$ 92,540	$ 78,126	$ 59,951	$ 60,533
Investment securities available for sale	230,727	261,562	178,975	108,251	180,866
Investment securities held to maturity	148,957	150,026	151,194	185,781	88,307
Loans, net	604,896	503,419	454,519	408,545	346,101
Total assets	1,035,361	1,032,720	887,789	786,624	698,859
Deposits	841,234	846,088	739,161	654,789	581,226
Borrowed funds	100,005	101,047	67,661	60,210	53,705
Stockholders' equity	90,227	81,533	75,028	66,098	58,605

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Table of Contents

Selected Financial Ratios	As of or For the Years Ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Return on average assets	1.20%	1.27%	1.35%	1.37%	1.46%
Return on average equity	14.77%	15.53%	16.12%	16.62%	16.87%
Net interest yield (1)	3.60%	3.79%	4.05%	4.07%	4.38%
Allowance for loan losses to total loans	.98%	1.06%	1.03%	1.07%	1.26%
Allowance for loan losses as a percentage of non-accrual loans	n/a	n/a	n/a	n/a	n/a
Asset quality ratio (non-performing loans and other real estate owned to total assets)	0%	0%	0%	0%	0%
Average interest-earning assets to average interest-bearing liabilities	127%	128%	127%	123%	125%
Non-interest expense to average total assets	1.79%	1.77%	2.00%	2.07%	2.32%
Net interest income to non-interest expense	188%	197%	185%	178%	169%
Risk-based capital ratios:					
Leverage ratio (2)	8.44%	7.62%	7.87%	7.78%	7.66%
Tier I capital	12.63%	12.84%	12.77%	12.53%	13.15%
Total capital	13.84%	14.11%	14.08%	13.78%	14.54%
Equity to total assets	8.71%	7.89%	8.45%	8.40%	8.39%

(1) Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.
(2) The leverage ratio is defined as the ratio of Tier I capital to total assets.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table of Contents

Corporate and Earnings Overview

Commercial Bankshares, Inc. (the "Company"), a Florida corporation organized in 1988, is a bank holding company whose wholly-owned subsidiary and principal asset is the Commercial Bank of Florida (the "Bank"). The Company, through its ownership of the Bank, is engaged in a commercial banking business. Its primary source of earnings is derived from income generated by its ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with fourteen branch locations throughout Miami-Dade and Broward counties in South Florida. The Bank primarily focuses on providing personalized banking services to businesses and individuals within the market areas where its banking offices are located.

The Company reported 2006 net income of $12.56 million, a 4% increase over 2005 net income of $12.13 million. Net income for 2004 was $11.35 million. The increase in 2006 net income is due to increases in net interest income of $1.6 million, non-interest income of $422,000, and a decrease in the provision for income taxes of $129,000, partially offset by an increase in non-interest expense of $1.7 million. Basic and diluted earnings per common share were $2.08 and $2.00, respectively, in 2006, compared to $2.03 and $1.93, respectively, in 2005. Basic and diluted weighted average shares outstanding were 6.05 million and 6.29 million, respectively, in 2006, and 5.98 million and 6.28 million, respectively, in 2005. Weighted average shares exclude treasury stock, which totaled 554,775 shares at December 31, 2006 and 2005.

Return on average assets and return on average equity were 1.20% and 14.77%, respectively, for 2006, and 1.27% and 15.53%, respectively, for 2005. Average assets increased $86 million, or 9%, in 2006. Book value per common share increased 10% to $14.89 at December 31, 2006, from $13.58 at December 31, 2005, due to current year undistributed profits and additional paid in capital. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 8.44% in 2006, as compared to 7.62% in 2005. Dividends declared per common share increased 14% to $.81 in 2006 as compared to $.71 in 2005.

Merger Agreement

On January 23, 2007, Commercial Bankshares, Inc. entered into an Agreement and Plan of Merger ("Merger Agreement") with The Colonial BancGroup, Inc., a Delaware corporation ("Colonial"), whereby the Company will merge with and into Colonial, with Colonial remaining as the surviving corporation ("Merger").

The Merger Agreement provides that at the closing of the Merger, Commercial Bankshares, Inc.'s shareholders will have their shares canceled and converted into the right to receive either $49.00 in cash or 2.0214 shares of Colonial common stock, par value $2.50 per share, or any combination thereof at the election of each shareholder, provided that the aggregate cash consideration is fixed at 50% of the number of outstanding shares of the Company's common stock times $49.00. Accordingly, each shareholder's election is subject to adjustment, on a pro rata basis, to the extent of an aggregate overelection or underelection of cash.


EARNINGS ANALYSIS


Net Interest Income

Net interest income is the most significant component of the Company's earnings. Net interest income is comprised of interest income and loan-related fees, less interest expense. Net interest income is affected by numerous factors, including the level, pricing, mix and maturity of earning assets and interest-bearing liabilities, as well as interest rate fluctuations. For purposes of this discussion, net interest income has been adjusted to a fully tax-equivalent basis, which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to income taxes.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net interest income for 2006 was $36.1 million, an increase of 4% over 2005 net interest income of $34.5 million. In 2005, net interest income grew 6% from $32.4 million in 2004. The increase in net interest income in 2006 is attributable to growth in average earning assets of $90 million, partially offset by a lower net interest yield. The net interest yield was 3.60% in 2006, as compared to 3.79% in 2005 and 4.05% in 2004. The decrease in the net interest yield during 2006 is the result of the Bank's liability sensitive position whereby interest expense on deposits continued to rise at a rate faster than interest income.

The following table presents the Company's average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2006, 2005 and 2004:

AVERAGE BALANCES AND INTEREST RATES
(Dollars in Thousands)

	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Interest-earning assets:									
Loans	$ 571,752	$ 41,530	7.26%	$480,801	$ 31,598	6.57%	$435,897	$ 26,988	6.19%
Investments, taxable	334,789	16,083	4.80%	311,928	14,745	4.73%	250,867	12,722	5.07%
Investments, non-taxable (1)	54,727	3,464	6.33%	53,788	3,508	6.52%	53,894	3,578	6.64%
Federal funds sold	23,741	1,173	4.94%	39,290	1,267	3.22%	41,361	532	1.29%
Interest-bearing due from banks and other	16,752	862	5.15%	25,584	912	3.56%	16,221	345	2.13%
Total interest-earning assets	1,001,761	63,112	6.30%	911,391	52,030	5.71%	798,240	44,165	5.53%
Non-interest-earning assets:									
Cash and due from banks	26,608			30,517			29,047		
Other assets	15,605			15,592			15,646		
Total non-interest-earning assets	42,213			46,109			44,693		
Total assets	$1,043,974			$957,500			$842,933		
Interest-bearing liabilities:									
Interest-bearing checking	$ 93,536	427	0.46%	$100,333	415	0.41%	$ 94,605	322	0.34%
Money market	82,416	2,077	2.52%	92,758	1,530	1.65%	80,473	816	1.01%
Savings	30,467	228	0.75%	34,272	214	0.62%	33,607	183	0.54%
Time	481,989	21,117	4.38%	410,600	13,803	3.36%	356,150	9,747	2.74%
Borrowed funds	98,008	3,186	3.25%	73,329	1,535	2.09%	63,058	741	1.18%
Total interest-bearing liabilities	786,416	27,035	3.44%	711,292	17,497	2.46%	627,893	11,809	1.88%
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	168,309			162,352			138,992		
Other liabilities	4,209			5,774			5,662		
Total non-interest-bearing liabilities	172,518			168,126			144,654		
Stockholders' equity	85,040			78,082			70,386		
Total liabilities & stockholders' equity	$1,043,974			$957,500			$842,933		
Net interest income and interest spread		36,077	2.86%		34,533	3.25%		32,356	3.65%
Net interest yield (2)			3.60 %			3.79%			4.05%
Less tax-equivalent adjustment included above		(1,028)			(1,100)			(1,154)	
Net interest income		$ 35,049			$ 33,433			$ 31,202	

(1) On a fully tax-equivalent basis using a 35% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(2) The net yield on average earning assets is net interest income divided by average interest-earning assets.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
**MANAGEMENT'S DISCUSSION AND ANALYSIS - ** Continued

Table of Contents

The net yield is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated:

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
(ON A FULLY TAXABLE EQUIVALENT BASIS)
(In Thousands)

	2006 Compared to 2005			2005 Compared to 2004		
	Volume	**Rate**	**Change**	**Volume**	**Rate**	**Change**
Interest earned on:						
Loans	$ 6,381	$ 3,551	$ 9,932	$ 2,887	$ 1,723	$ 4,610
Investments, taxable	1,095	243	1,338	2,932	(909)	2,023
Investments, non-taxable (1)	61	(105)	(44)	(7)	(63)	(70)
Federal funds sold	(615)	521	(94)	(28)	763	735
Interest-bearing due from banks and other	(376)	326	(50)	261	306	567
Total interest income	6,546	4,536	11,082	6,045	1,820	7,865
Interest paid on:						
Interest bearing checking	(29)	41	12	20	73	93
Money market	(186)	733	547	140	574	714
Savings	(25)	39	14	4	27	31
Time	2,665	4,649	7,314	1,627	2,429	4,056
Borrowed funds	625	1,026	1,651	137	657	794
Total interest expense	3,050	6,488	9,538	1,928	3,760	5,688
Change in net interest income	$ 3,496	$ (1,952)	1,544	$ 4,117	$ (1,940)	2,177

(1) On a fully tax-equivalent basis using a 35% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.

Non-interest Income

Non-interest income for 2006 was $2.92 million, compared to $2.50 million in 2005 and $2.82 million in 2004. Non-interest income for 2006 includes gains on sales of securities of $423,000. Service charges on deposit accounts decreased $88,000 from 2005 to 2006, due to a reduction in non-sufficient funds charges, DDA activity charges and service charges on business accounts. Management has typically waived some of these fees in order to attract or retain customer relationships. Other fees and service charges increased $87,000 due to additional letter of credit fee income, merchant credit card fee income and refunds for reductions in prior year property taxes.

Non-interest Expense

Non-interest expenses for 2006 increased $1.7 million from 2005 due to increases in salaries and employee benefits of $1.1 million, or 10%, occupancy of $205,000, or 14%, and insurance of $80,000, or 25%. The increases in salaries and employee benefits was the result of annual salary increases, an increase in the number of average full time equivalent employees from 191 in 2005 to 194 in 2006, of which one new position was at the executive level, the expensing of stock options of $170,000 in 2006 and an increase in medical insurance of $35,000. The increase in occupancy was due to increased rental expense of $28,000, or 5%, increased real estate taxes on owned properties, of $75,000, or 19%,and increased utility expenses of $53,000, or 27%. The increase in insurance was due to premium increases and a new policy for internet cyber-risk.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The following table summarizes the various categories of non-interest expense for the years ended December 31, 2006, 2005 and 2004:

NON-INTEREST EXPENSE
(In Thousands)

	2006	2005	2004
Salaries and employee benefits	$ 12,166	$ 11,036	$ 10,548
Occupancy	1,635	1,430	1,357
Data processing	1,189	1,223	1,146
Furniture and equipment	812	888	821
Professional fees	338	444	561
Insurance	406	326	409
Stationery and supplies	261	263	273
Administrative service charges	261	278	259
Security	248	231	221
Telephone	195	204	154
Donations	99	96	116
Other expenses	1,070	543	960
Total non-interest expense	$ 18,680	$ 16,962	$ 16,825

Taxes

For the years ended December 31, 2006, 2005 and 2004, the Company recorded income tax expense of approximately $6.11 million, $6.24 million and $5.66 million, respectively. Accordingly, the Company's effective tax rates were 33%, 34% and 33% for 2006, 2005 and 2004, respectively. The determination of effective rates reflects items which are not taxed for income tax purposes, primarily tax-exempt interest income.

FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $380 million at December 31, 2006, consisted of $231 million in securities available for sale, which are carried at fair value and $149 million in securities held to maturity, which are carried at amortized cost. This compares to investment securities of $412 million at December 31, 2005, which consisted of $262 million in securities available for sale and $150 million in securities held to maturity. The decrease in the investment portfolio of $32 million was attributable to a shift in assets to loans, which had strong demand during 2006.

The portfolio of securities available for sale had a net unrealized gain of $2.2 million, net of taxes, for both December 31, 2006 and 2005. Additional disclosure regarding investment securities can be found in footnote 3 of the Notes to Consolidated Financial Statements.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The following table presents the Company's investment portfolio as of December 31, 2006, 2005 and 2004:

INVESTMENT PORTFOLIO SCHEDULE
(In Thousands)

	At December 31,		
	2006	**2005**	**2004**
Investment securities available for sale (at fair value):			
U.S. Government Agencies	$ 169,828	$ 204,792	$ 121,047
Municipal	55,329	51,278	52,464
Other	5,570	5,492	5,464
Total investment securities available for sale	$ 230,727	$ 261,562	$ 178,975
Investment securities held to maturity (at amortized cost):			
U.S. Government Agencies	$ 148,360	$ 148,908	$ 149,576
Municipal	597	1,118	1,618
Total investment securities held to maturity	$ 148,957	$ 150,026	$ 151,194
Mortgage-backed securities, included in U.S. Government Agencies	$ 46,867	$ 59,678	$ 16,889

The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 2006 and 2005, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

INVESTMENT SECURITIES MATURITIES & YIELDS
(Dollars in Thousands)

	At December 31, 2006, Maturing							
	1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		After 10 Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity Distributions Available for Sale (1):								
U.S. Government Agencies	$ 44,424	4.00%	$ 71,093	4.10%	$ -	-	$ 54,312	5.07%
Municipal (2)	-	-	4,028	4.55%	18,654	4.80%	32,646	4.34%
	$ 44,424		$ 75,121		$ 18,654		$ 86,958	
Maturity Distributions Held to Maturity:								
U.S. Government Agencies	$ -	-	$ 209	6.28%	$ -	-	$148,151	5.25%
Municipal (2)	-	-	597	4.55%	-	-	-	-
	$ -		$ 806		$ -		$148,151	

7

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

	At December 31, 2005, Maturing							
	1 Year or Less		1 Year to 5 Years		5 Years to 10 Years		After 10 Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity Distributions Available for Sale (1):								
U.S. Government Agencies	$ 17,971	3.26%	$120,514	4.05%	$ 712	6.18%	$ 65,595	5.08%
Municipal (2)	498	5.47%	2,544	4.56%	19,924	4.74%	28,312	4.46%
	$ 18,469		$123,058		$ 20,636		$ 93,907	
Maturity Distributions Held to Maturity:								
U.S. Government Agencies	$ -	-	$ -	-	$ 418	6.33%	$148,490	5.24%
Municipal (2)	520	4.65%	598	4.55%	-	-	-	-
	$ 520		$ 598		$ 418		$148,490	

(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.

(2) On a fully tax-equivalent basis using a 35% federal income tax rate, reduced by the non-deductible portion of interest expense.

Loans

At December 31, 2006, the loan portfolio balance was $612 million, an increase of 20%, as compared to the December 31, 2005 loan balance of $510 million. Average net loans were $565 million in 2006, compared to $475 million in 2005. The loan-to-deposit ratio was 73% at December 31, 2006. Asset quality continued to be solid, with no non-performing assets at December 31, 2006. Loans are made to businesses and individuals in the local market area. The composition of the portfolio is presented in the following table:


LOAN PORTFOLIO ANALYSIS

(Dollars in Thousands)


	December 31,									
	2006		2005		2004		2003		2002	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial and financial	$ 41,287	6.8%	$ 40,351	7.9%	$ 41,866	9.1%	$ 48,748	11.8%	$ 52,519	15.0%
Real estate mortgages (1)	530,923	86.8%	436,808	85.7%	385,829	83.9%	335,523	81.1%	267,560	76.2%
Installment and other	39,350	6.4%	32,434	6.4%	32,316	7.0%	29,475	7.1%	31,018	8.8%
Total loans	611,560	100%	509,593	100%	460,011	100%	413,746	100%	351,097	100%
Less:										
Allowance for loan losses	(6,001)		(5,401)		(4,751)		(4,428)		(4,416)	
Deferred loan fees	(663)		(773)		(741)		(773)		(580)	
Total loans, net	$604,896		$503,419		$454,519		$408,545		$346,101	

(1) Real estate mortgages consist primarily of commercial real estate loans.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 2006, 2005 and 2004 and an analysis of sensitivities of loans due after one year:

LOAN MATURITY SCHEDULE
(In Thousands)

	Due in 1 Year or Less	Due After 1 Year But Before 5 Years	Due After 5 Years	Total
At December 31, 2006:				
Commercial and financial	$ 19,557	$ 21,089	$ 641	$ 41,287
Real estate mortgages	114,586	128,693	287,644	530,923
At December 31, 2005:				
Commercial and financial	$ 28,544	$ 11,387	$ 420	$ 40,351
Real estate mortgages	51,559	119,820	265,429	436,808
At December 31, 2004:				
Commercial and financial	$ 25,473	$ 15,172	$ 1,221	$ 41,866
Real estate mortgages	29,223	125,792	230,814	385,829

LOANS DUE AFTER ONE YEAR
(In Thousands)

	December 31,		
	2006	**2005**	**2004**
Type of Interest Rate:			
Fixed	$ 98,221	$ 42,220	$ 34,818
Floating	339,846	354,836	338,181
Total	$ 438,067	$ 397,056	$ 372,999

Allowance for Loan Losses

The balance in the allowance for loan losses at December 31, 2006, was $6.00 million, or .98% of total loans. This is an increase of $600,000 from the December 31, 2005 allowance balance of $5.40 million, or 1.06% of total loans. The increase in the allowance is the result of charges to the provision for loan losses during 2006 of $625,000, less $26,000 in net charge-offs. Charges to the provision for 2005 were $610,000, plus $40,000 in net recoveries. The allowance was increased in order to maintain a level deemed sufficient to absorb possible losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons. During 2005, management separated from the allowance for loan losses the portion that pertained to unfunded lines of credit and letters of credit, thus establishing an Allowance for Contingent Liabilities. The new allowance is shown on the balance sheet as part of other liabilities.

There were no non-performing assets at December 31, 2006, or at December 31, 2005. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company's non-performing loans. There were no properties held in other real estate owned at December 31, 2006 or 2005.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

The following table presents an analysis of the Company's allowance for loan losses for the last five years:

ALLOWANCE FOR LOAN LOSSES ANALYSIS

(Dollars in Thousands)

| | At December 31, | | | | |
	2006	2005	2004	2003	2002
Average net loans outstanding during the period	$ 565,313	$ 475,056	$ 430,554	$ 372,812	$ 345.565
Total net loans at period end	$ 604,896	$ 503,419	$ 454,519	$ 408,545	$ 346,101
Beginning balance of allowance for loans losses	$ 5,401	$ 4,751	$ 4,428	$ 4,416	$ 4,303
Loans charged-off:					
Commercial and financial	-	2	-	226	59
Real estate mortgages	-	-	-	-	-
Installment and other	31	5	21	20	8
Total loans charged-off	31	7	21	246	67
Recoveries of loans previously charged-off:					
Commercial and financial	-	41	140	-	-
Real estate mortgages	5	6	6	7	2
Installment and other	1	-	4	1	4
Total recoveries	6	47	150	8	6
Net charge-offs (recoveries)	25	(40)	(129)	238	61
Provision for loan losses	625	610	194	250	174
Balance at period end	$ 6,001	$ 5,401	$ 4,751	$ 4,428	$ 4,416
Net charge-offs (recoveries) during the year to average net loans	0.00%	(0.01%)	(0.03%)	0.06%	0.02%
Allowance as a percentage of non-performing loans	n/a	n/a	n/a	n/a	n/a
Allowance as a percentage of total loans	0.98%	1.06%	1.03%	1.07%	1.26%

The following table presents a summary of the Company's non-performing assets for the last five years:

NON-PERFORMING ASSETS

(Dollars in Thousands)

| | At December 31, | | | | |
	2006	2005	2004	2003	2002
Non-accrual loans:					
Commercial and financial	$ -	$ -	$ -	$ -	$ -
Real estate mortgages	-	-	-	-	-
Installment and other	-	-	-	-	-
Total non-accrual loans	-	-	-	-	-
Total non-performing loans	-	-	-	-	-
Other real estate owned	-	-	-	-	-
Total non-performing assets	$ -	$ -	$ -	$ -	$ -
Total non-performing assets to total assets	0%	0%	0%	0%	0%

10

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The following table presents the breakdown of the allowance for loan losses by loan category for the periods indicated. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category. The allowance represents a reserve for probable losses existing in the loan portfolio.

ALLOWANCE FOR LOAN LOSSES BY CATEGORY
(Dollars in Thousands)

		At December 31,								
	2006		**2005**		**2004**		**2003**		**2002**	
	Amount	% of Loans In Category To Total Loans	Amount	% of Loans In Category to Total Loans	Amount	% of Loans In Category to Total Loans	Amount	% of Loans In Category to Total Loans	Amount	% of Loans In Category to Total Loans
Commercial and financial	$ 318	6.8%	$ 413	7.9%	$ 466	9.1%	$ 545	11.8%	$ 565	15.0%
Real estate mortgages (1)	5,394	86.8%	4,466	85.7%	3,911	83.9%	3,545	81.1%	3,028	76.2%
Installment and other	289	6.4%	324	6.4%	300	7.0%	313	7.1%	348	8.8%
Unallocated	-	-	198	-	74	-	25	-	475	-
Total allowance for loan losses	$ 6,001	100%	$ 5,401	100%	$ 4,751	100%	$ 4,428	100%	$ 4,416	100%

(1) Real estate mortgages consist primarily of commercial real estate mortgage loans.

Deposits

The Company's deposit base is its primary funding source. Management believes that substantially all of the Company's depositors are residents in its primary market area. The Company does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business.

Average total deposits increased $57 million, or 7%, to $857 million in 2006. The largest increase by category of average deposits, which grew $71 million, or 17%, was certificates of deposit. The weighted average rate paid on deposits was 2.78% for 2006, as compared to 1.99% for 2005 and 1.57% for 2004. The increase in rate is due to the rising interest rate environment and intense competition in the South Florida market for deposit share. Deposits held by directors and executive officers totaled $3.5 million at December 31, 2006 and $4.8 million at December 31, 2005.

The following table presents the average balances and weighted average rates for the Company's categories of deposits for the years ended December 31, 2006, 2005 and 2004:

AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
(Dollars in Thousands)

		Years Ended December 31,							
	2006			**2005**			**2004**		
	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits
Demand	$168,309	-	19.6%	$162,352	-	20.3%	$138,992	-	19.8%
Interest-bearing checking	93,536	0.46%	10.9%	100,333	0.41%	12.5%	94,605	0.34%	13.4%
Money market	82,416	2.52%	9.6%	92,758	1.65%	11.6%	80,473	1.01%	11.4%
Savings	30,467	0.75%	3.6%	34,272	0.62%	4.3%	33,607	0.54%	4.8%
Time	481,989	4.38%	56.3%	410,600	3.36%	51.3%	356,150	2.74%	50.6%
Total	$856,717	2.78%	100%	$800,315	1.99%	100%	$703,827	1.57%	100%

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The following table presents the maturity of certificates of deposit $100,000 and over as of December 31, 2006:

MATURITY SCHEDULE
CERTIFICATES OF DEPOSIT ⩾ $100,000
(Dollars in Thousands)

	Balance	Percent
Less than 3 months	$ 107,951	34.7%
3 to 6 months	48,920	15.7%
6 to 12 months	67,258	21.7%
More than 12 months	86,678	27.9%
Total	$ 310,807	100%

Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 2006, 2005 and 2004:

SHORT TERM BORROWINGS
(Dollars in Thousands)

	Years Ended December 31,		
	2006	2005	2004
Securities sold under agreements to repurchase at year-end	$ 100,005	$ 101,047	$ 67,661
Weighted average rate of securities sold under agreements to repurchase at year-end	3.62%	2.52%	1.43%
Average amount of securities sold under agreements to repurchase during the fiscal year	$ 98,008	$ 73,329	$ 63,058
Weighted average rate of securities sold under agreements to repurchase during the year	3.25%	2.09%	1.18%
Maximum amount of securities sold under agreements to repurchase at any month-end during the fiscal year	$ 110,889	$ 101,047	$ 76,561

Capital

Shareholders' equity increased $8.7 million in 2006 to $90.2 million. Shareholders' equity was increased by $12.6 million from net income and $824,000 from the issuance of common stock resulting from the exercise of options. Shareholders' equity was reduced by $4.9 million for dividends declared on common stock and $18,000, net of tax, from other comprehensive income relating to unrealized holding losses on available-for-sale securities. For the year ended December 31, 2006 the return on average equity was 14.77%, compared to 15.53% for the year ended December 31, 2005.

In August 2006, the Company announced that it had adopted a stock repurchase plan, which allows the Company to repurchase shares of its own stock, up to a total of $4 million, in open market and negotiated transactions for a period of two years. This plan replaced a stock repurchase plan that expired earlier in 2006. No shares were repurchased by the Company in 2006 or 2005.

At year-end 2006 and 2005, there were 6,615,210 (including 554,775 shares of treasury stock) and 6,558,892 (including 554,775 shares of treasury stock) shares of common stock issued, respectively. There were 181 shareholders of record as of December 31, 2006, and the Company believes that it has approximately 690 additional beneficial shareholders.

The Company declared cash dividends of $0.81 and $0.71 per common share during 2006 and 2005, respectively. Cash dividends declared totaled $4.9 million and $4.3 million in 2006 and 2005, respectively. Dividends declared but not yet paid amounted to $1.3 million and $1.2 million at December 31, 2006 and 2005, respectively. The dividend payout ratio was 41% and 37% for 2006 and 2005, respectively.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The Company's common stock trades on the NASDAQ Stock Market under the symbol CLBK. High and low prices for the years ended December 31, 2006 and 2005, by quarter, are as follows:

COMMON STOCK PRICES

	2006		2005		Dividends Declared Per Share	
	High	Low	High	Low	2006	2005
First quarter	$ 39.09	$ 33.28	$ 40.45	$ 37.26	$ .20	$ .17
Second quarter	36.98	33.17	41.25	35.40	.20	.17
Third quarter	36.81	34.30	41.02	36.70	.20	.17
Fourth quarter	39.27	35.50	39.01	33.21	.21	.20

The following graph compares cumulative five-year shareholder returns (including reinvestment of dividends) on an indexed basis with the Center for Research in Security Prices ("CRSP") Index for the NASDAQ Stock Market (U.S. Companies) and the CRSP Index for NASDAQ Bank Stocks (SIC codes 602 and 671). These indices are included for comparative purposes only, and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved and are not intended to forecast or be indicative of possible future performance of the Common Stock. The graph assumes that the value of an investment in the Common Stock and in each index was $100 on December 31, 2001, and that all dividends were reinvested.

Comparison of Five-Year Cumulative Return



Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2006, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill plus the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 2006, was 8.44%, compared to 7.62% at year-end 2005, and compared to the regulatory guideline of 5% for "well capitalized" institutions.

The following table presents the regulatory capital levels and ratios of the Company at December 31, 2006, 2005 and 2004:


REGULATORY CAPITAL
(Dollars in Thousands)


	December 31,		
	2006	**2005**	**2004**
Tier I Capital:			
Stockholders' equity less intangible assets (1)	$ 87,752	$ 79,040	$ 70,052
Tier II Capital:			
Allowance for loan loss	6,001	5,401	4,751
45% of unrealized gain on available for sale equity securities	2,460	2,424	2,412
Total Capital	$ 96,213	$ 86,865	$ 77,215
Risk-adjusted assets	$ 695,024	$ 615,726	$ 548,550
Risk-based capital ratios (2)			
Leverage Ratio	8.44%	7.62%	7.87%
Tier 1 Capital	12.63%	12.84%	12.77%
Total Capital	13.84%	14.11%	14.08%

(1) Adjusted for the unrealized holding gain/loss on securities available for sale and goodwill. The Company's principal source of capital is generated through earnings and issuance of stock.
(2) The regulatory minimum risk-based ratios are: Tier I Capital 4%; Total Capital 8%. The regulatory minimum Leverage Ratio is 3%.

Liquidity

The objective of liquidity management is to maintain cash flow requirements to meet immediate and ongoing future needs for loan demand, deposit withdrawals, maturing liabilities and expenses. In evaluating actual and anticipated needs, management seeks to obtain funds at the most economical cost. Management believes that the level of liquidity is sufficient to meet future funding requirements.

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs. The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $155 million and Federal Funds purchased lines available at correspondent banks amounting to $30 million.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The Bank's primary use of funds is to originate loans and purchase investment securities. In 2006, 2005 and 2004, the net change in loans was an increase of $102 million, $50 million and $46 million, respectively, and the Bank purchased investment securities of $10 million, $114 million and $103 million, respectively. Funding came primarily from increases in deposits of $107 million and $84 million in 2005 and 2004, respectively, increases in securities sold under agreements to repurchase of $33 million in 2005 and $7.5 million in 2004, and proceeds from maturities, sales and paydowns of investment securities of $43 million, $29 million and $67 million in 2006, 2005 and 2004, respectively.

Asset/Liability Management and Interest Rate Risk

Changes in interest rates can substantially impact the Company's long-term profitability and current income. An important part of management's efforts to maintain long-term profitability is the management of interest rate risk. The goal is to maximize net interest income within acceptable levels of interest rate risk and liquidity. Interest rate exposure is managed by monitoring the relationship between interest-earning assets and interest-bearing liabilities, focusing on the size, maturity or repricing date, rate of return and degree of risk. The Bank's Asset/Liability Management Committee oversees the interest rate risk management and reviews the Bank's asset/liability structure on a quarterly basis.

The Bank uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Bank's interest rate risk position. The table presented below shows the Bank's GAP analysis at December 31, 2006:

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

INTEREST RATE SENSITIVITY ANALYSIS

(Dollars in Thousands)

	Term to Repricing				
	90 Days or Less	91-181 Days	182-365 Days	Over 1 Year & Non-rate Sensitive	Total
Interest-earning assets:					
Gross loans (excluding non-accrual)	$ 205,975	$ 65,905	$ 115,226	$ 224,454	$ 611,560
Investment securities	27,983	12,458	26,859	306,887	374,187
Federal funds sold	2,853	-	-	-	2,853
Interest-bearing due from banks and other	2,896	-	-	-	2,896
Total interest-earning assets	$ 239,707	$ 78,363	$ 142,085	$ 531,341	$ 991,496
Interest-bearing liabilities:					
Interest-bearing checking	$ -	$ -	$ -	$ 89,017	$ 89,017
Money market	73,803	-	-	-	73,803
Savings	-	-	26,684	-	26,684
Time	167,306	85,417	119,597	132,961	505,281
Borrowed funds	103,478	-	-	-	103,478
Total interest-bearing liabilities	$ 344,587	$ 85,417	$ 146,281	$ 221,978	$ 798,263
Interest sensitivity gap	$ (104,880)	$ (7,054)	$ (4,196)	$ 309,363	$ 193,233
Cumulative gap	$ (104,880)	$ (111,934)	$ (116,130)	$ 193,233	
Cumulative ratio of interest-earnings assets to interest-bearing liabilities	70%	74%	80%	124%	
Cumulative gap as a percentage of total interest-earning assets	(10.6)%	(11.3)%	(11.7)%	19.5%	

Management's assumptions reflect the Bank's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Savings accounts have been allocated to the “182-365 days” category and interest-bearing checking accounts have been allocated to the “over 1 year” category. If all non-maturing deposits had been shown at their contractual term (90 days or less column), the cumulative gap as a percentage of total earning assets would have been -22.2%, -23.0%, -20.7% and 19.5% for 90 days or less, 91-181 days, 182-365 days and over 1 year, respectively.

The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 2006, the Bank's simulation analysis projects a decrease to net interest income of 9.84%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 0.53%. These projected levels are within the Company's policy limits.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

Off-Balance Sheet Arrangements and Contractual Obligations

The Bank's off-balance sheet arrangements and contractual obligations at December 31, 2006 are summarized in the table that follows. The amounts shown for commitments to extend credit and letters of credit are contingent obligations, some of which are expected to expire without being drawn upon. As a result, the amounts shown for these items do not necessarily represent future cash requirements. The Bank believes that its current sources of liquidity are more than sufficient to fulfill the obligations it has as of December 31, 2006 pursuant to off-balance sheet arrangements and contractual obligations.

		Total Amounts Committed		One Year or Less		Over One Year Through Three Years		Over Three Years Through Five Years		Over Five Years
Off-Balance Sheet Arrangements:										
Commitments to extend credit	$	70,820	$	31,033	$	15,877	$	7,239	$	16,671
Standby letters of credit		5,381		4,295		1,086		-		-
Contractual Obligations:										
Operating lease obligations		2,648		483		1,017		957		191
Purchase obligations		2,324		1,046		1,278		-		-
	$	81,173	$	36,857	$	19,258	$	8,196	$	16,862

Amount of Commitment Expiration Per Period

Commitments to extend credit and letters of credit arise in the normal course of the Bank's business of meeting the financing needs of its customers and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments to extend credit and generally uses the same credit policies for letters of credit as it does for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. The amount of collateral obtained, if any, by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include security interests in business assets, mortgages on commercial and residential real estate, deposit accounts with the Bank or other financial institutions, and securities.

Standby letters of credit are conditional commitments issued by the Bank to assure the performance or financial obligations of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The Bank generally holds collateral and/or obtains personal guarantees supporting these commitments.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

The Bank is obligated under operating leases for banking premises which expire in periods varying from five to six years. Future minimum lease payments, before considering renewal options, total $2.6 million.

Purchase obligations consist of computer and item processing and ATM card processing services contracted by the Bank under long-term contractual relationships.

Critical Accounting Policies

The Company's financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by the Company is that related to the valuation of the loan portfolio.

A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and placing loans on non-accrual status and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is a subjective judgment that management must make regarding the loan portfolio. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are made by analyzing historical losses, current trends in delinquencies and charge-offs, the views of the Bank's regulators, changes in the size and composition of the loan portfolio and peer group information. The analysis also requires consideration of the economic climate and direction, change in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to South Florida. Where there is a question as to the impairment of a specific loan, management obtains valuations of the property or collateral securing the loan, and current financial information of the borrower, including financial statements when available. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, actual results may differ from management's estimates. For a more detailed discussion of the allowance for loan losses, see pages 9-11 of Management's Discussion and Analysis and Notes 1 and 4 of the Notes to Consolidated Financial Statements.

The Company's significant accounting policies are discussed in Note 1 in the Notes to Consolidated Financial Statements.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS - Continued

Table of Contents

Forward-Looking Statements

This Annual Report to Stockholders (in particular, the sections entitled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the discussion of business) may contain forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), representing the Company's expectations and beliefs concerning future events. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Company's effective and timely initiation and development of new client relationships, the maintenance of existing client relationships and programs, the recruitment and retention of qualified personnel, possible or proposed products, branch offices, or strategic plans, the ability to increase sales of Company products and to increase deposits, the adequacy of cash flows from operations and available financing to fund capital needs and future growth, changes in management's estimate of the adequacy of the allowance for loan losses, changes in the overall mix of the Company's loan and deposit products, the impact of repricing and competitors' pricing initiatives on loan and deposit products as well as other changes in competition, the extent of defaults, the extent of losses given such defaults, the amount of lost interest income that may result in the event of a severe recession, the status of the national economy and the South Florida economy in particular, the impact that changing interest rates have on the Company's net interest margin, changes in governmental rules and regulations applicable to the Company and other risks in the Company's filings with the Securities and Exchange Commission. The Company cautions that its discussion of these matters is further qualified, as these risks and uncertainties are beyond the ability of the Company to control. In many cases, the Company cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.

Management's Report on Internal Control Over Financial Reporting

The management of Commercial Bankshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework". Based on this assessment, management concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ *Joseph W. Armaly*   */s/ Barbara E. Reed*
Joseph W. Armaly   Barbara E. Reed
Chief Executive Officer   Chief Financial Officer
March 14, 2007   March 14, 2007

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Commercial Bankshares, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Commercial Bankshares, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Commercial Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." Commercial Bankshares, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits. The consolidated statement of income, comprehensive income, changes in stockholders' equity and cash flows of Commercial Bankshares, Inc. for the year ended December 31, 2004, was audited by other auditors whose report dated March 15, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Commercial Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." Furthermore, in our opinion, Commercial Bankshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework."

/s/ *Crowe Chizek and Company LLC*
Crowe Chizek and Company LLC
Fort Lauderdale, Florida
March 14, 2007

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in Thousands, Except Share Data)

	2006		2005	
Assets:				
Cash and due from banks	$	21,803	$	33,477
Interest bearing due from banks and other		193		30,938
Federal funds sold		2,853		28,125
Total cash and cash equivalents		24,849		92,540
Investment securities available for sale, at fair value (cost of $227,488 in 2006 and $258,310 in 2005)		230,727		261,562
Investment securities held to maturity, at cost (aggregate fair value of $142,931 in 2006 and $145,392 in 2005)		148,957		150,026
Loans, net of allowance of $6,001 in 2006 and $5,401 in 2005		604,896		503,419
Premises and equipment, net		12,008		12,012
Accrued interest receivable		7,533		7,170
Other assets		6,391		5,991
Total assets	$	1,035,361	$	1,032,720
Liabilities and stockholders' equity:				
Deposits:				
Demand	$	152,919	$	160,626
Interest-bearing checking		89,017		114,409
Money market		73,803		86,760
Savings		26,684		31,416
Time		498,811		452,877
Total deposits		841,234		846,088
Securities sold under agreements to repurchase		100,005		101,047
Accrued interest payable		1,557		1,090
Accounts payable and accrued liabilities		2,338		2,962
Total liabilities		945,134		951,187
Commitments and contingencies (Notes 5 and 13)				
Stockholders' equity:				
Common stock, $.08 par value, 15,000,000 authorized shares, 6,615,210 issued (6,558,892 in 2005) and 6,060,435 outstanding (6,004,117 in 2005)		529		525
Additional paid-in capital		49,533		48,481
Retained earnings		44,711		37,055
Accumulated other comprehensive income		2,222		2,240
Treasury stock, 554,775 shares, at cost		(6,768)		(6,768)
Total stockholders' equity		90,227		81,533
Total liabilities and stockholders' equity	$	1,035,361	$	1,032,720

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Share Data)

	2006	2005	2004
Interest income:			
Interest and fees on loans	$ 41,530	$ 31,598	$ 26,988
Interest on investment securities			
Taxable	16,083	14,745	12,722
Tax exempt	2,436	2,408	2,424
Interest on federal funds sold, due from banks and other	2,035	2,179	877
Total interest income	62,084	50,930	43,011
Interest expense:			
Interest on deposits	23,849	15,962	11,068
Interest on securities sold under agreements to repurchase	3,186	1,535	741
Total interest expense	27,035	17,497	11,809
Net interest income	35,049	33,433	31,202
Provision for loan losses	625	610	194
Net interest income after provision for loan losses	34,424	32,823	31,008
Non-interest income:			
Service charges on deposit accounts	1,840	1,928	2,280
Other fees and service charges	661	574	544
Security gains, net	423	-	-
Total non-interest income	2,924	2,502	2,824
Non-interest expense:			
Salaries and employee benefits	12,166	11,036	10,548
Occupancy	1,635	1,430	1,357
Data processing	1,189	1,223	1,146
Furniture and equipment	812	888	821
Insurance	406	326	409
Professional fees	338	444	561
Other	2,134	1,615	1,983
Total non-interest expense	18,680	16,962	16,825
Income before income taxes	18,668	18,363	17,007
Provision for income taxes	6,108	6,237	5,657
Net income	$ 12,560	$ 12,126	$ 11,350
Earnings per common and common equivalent share:			
Basic	$ 2.08	$ 2.03	$ 1.92
Diluted	$ 2.00	$ 1.93	$ 1.82
Weighted average number of shares and common equivalent shares:			
Basic	6,047,919	5,983,475	5,915,500
Diluted	6,289,469	6,276,769	6,234,455

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2006, 2005 and 2004
(In Thousands)

	2006	2005	2004
Net income	$ 12,560	$ 12,126	$ 11,350
Other comprehensive income (loss), net of tax:			
Unrealized holding gain (loss) arising during period	242	(2,483)	223
Reclassification adjustments for gains realized in net income	(260)	-	-
Other comprehensive income (loss)	(18)	(2,483)	223
Comprehensive income	$ 12,542	$ 9,643	$ 11,573

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2006, 2005 and 2004
(Dollars in Thousands, Except Share Data)

	Issued Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2004	6,390,139	511	45,818	22,037	4,500	(6,768)	66,098
Exercise of stock options, including tax benefits	98,902	8	1,555	-	-	-	1,563
Unrealized holding gain	-	-	-	-	223	-	223
Dividends-common stock $0.71 per share	-	-	-	(4,206)	-	-	(4,206)
Net income	-	-	-	11,350	-	-	11,350
Balance at December 31, 2004	6,489,041	519	47,373	29,181	4,723	(6,768)	75,028
Exercise of stock options, including tax benefits	69,851	6	1,108	-	-	-	1,114
Unrealized holding loss	-	-	-	-	(2,483)	-	(2,483)
Dividends-common stock $0.71 per share	-	-	-	(4,252)	-	-	(4,252)
Net income	-	-	-	12,126	-	-	12,126
Balance at December 31, 2005	6,558,892	525	48,481	37,055	2,240	(6,768)	81,533
Exercise of stock options, including tax benefits (1)	56,318	4	820	-	-	-	824
Stock option expense	-	-	232	-	-	-	232
Unrealized holding loss	-	-	-	-	(18)	-	(18)
Dividends-common stock $0.81 per share	-	-	-	(4,904)	-	-	(4,904)
Net income	-	-	-	12,560	-	-	12,560
Balance at December 31, 2006	6,615,210	$ 529	$ 49,533	$ 44,711	$ 2,222	$ (6,768)	$ 90,227

(1) Net of 1,544 shares used as full payment for option exercise.

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004

(In Thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 12,560	$ 12,126	$ 11,350
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	625	610	194
Depreciation, amortization and accretion, net	778	799	772
(Gain) loss on disposal of premises and equipment, net	(12)	4	(1)
Gain on sale of investment securities, net	(423)	-	-
Stock based compensation expense	232	-	-
Change in accrued interest receivable	(363)	(1,223)	12
Change in other assets	(400)	845	(754)
Change in accounts payable and accrued liabilities	(701)	(689)	33
Change in accrued interest payable	467	417	55
Net cash provided by operating activities	12,763	12,889	11,661
Cash flows from investing activities:			
Proceeds from maturities of investment securities available for sale	23,057	19,635	26,180
Proceeds from maturities of investment securities held to maturity	520	500	33,552
Proceeds from repayments of mortgage-backed securities available for sale	7,314	7,729	5,772
Proceeds from repayments of mortgage-backed securities held-to-maturity	552	670	1,197
Proceeds from sales of investment securities available for sale	11,111	-	-
Purchases of investment securities available for sale	(10,373)	(114,035)	(102,921)
Purchases of investment securities held to maturity	-	-	-
Net change in loans	(102,102)	(49,509)	(46,052)
Purchases of premises and equipment	(652)	(535)	(470)
Proceeds from disposal of premises and equipment	23	-	1
Net cash used in investing activities	(70,550)	(135,545)	(82,741)
Cash flows from financing activities:			
Net change in demand, savings, interest-bearing checking and money market accounts	(50,788)	32,589	50,353
Net change in time deposit accounts	45,934	74,338	34,019
Net change in securities sold under agreements to repurchase	(1,042)	33,386	7,451
Dividends paid	(4,832)	(4,357)	(4,131)
Income tax benefit from stock option exercise	376	362	432
Proceeds from exercise of stock options	448	752	1,131
Purchase of treasury stock	-	-	-
Net cash provided by financing activities	(9,904)	137,070	89,255
Increase (decrease) in cash and cash equivalents	(67,691)	14,414	18,175
Cash and cash equivalents at beginning of year	92,540	78,126	59,951
Cash and cash equivalents at end of year	$ 24,849	$ 92,540	$ 78,126
Supplemental disclosures:			
Interest paid	$ 26,567	$ 17,074	$ 11,753
Income taxes paid	$ 6,269	$ 5,920	$ 5,210

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

Commercial Bankshares, Inc., a bank holding company, was incorporated on April 26, 1988, to acquire its wholly owned banking subsidiary, Commercial Bank of Florida (the "Bank"). The Bank, a Florida chartered banking corporation, engages in commercial banking and related businesses from its fourteen facilities located in Miami-Dade County and Broward County, Florida.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all inter-company accounts and transactions. The accounting policies and reporting practices of the Company and its subsidiary (collectively known as the "Company") conform to predominant practices in the banking industry and are based on accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, among others, the allowance for loan losses and valuation of investment securities. Actual results could differ from those estimates. The following is a description of the significant accounting policies.

Cash Flows

Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The balances held at the Federal Reserve Bank at December 31, 2006 and 2005 were approximately $6.1 million and $19.1 million, respectively. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions and federal funds purchased and repurchased agreements.

Investment Securities

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and deferred loan fees, net. Interest income is recognized when income is earned, using the effective interest method. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Allowance for Loan Losses

The allowance for loan losses is reported at a level that is sufficient to absorb probable incurred credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the risks inherent in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, the historical loan loss experience of the Bank and an analysis of the levels and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. The level and trend of interest rates and the condition of the national and local economies are also considered. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

Loss allowances are established for performing loans and pools of non-performing loans in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 5, "Accounting for Contingencies." The identification of impaired loans is conducted in conjunction with the review of the adequacy of the allowance for loan losses. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance resulting from changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled principal and interest is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion considered uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless they are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Interest receivable on loans placed on nonaccrual status is reversed against interest income. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of principal and interest.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of principal and interest are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount, are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized over the remaining term of the applicable leases or their useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred; improvements and betterments are capitalized. Upon retirement or disposition, the related costs and accumulated depreciation are removed from the accounts, and any resulting gains or losses are credited or charged to income.

Long-term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

27

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Revenues, expenses and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2006 and 2005, there were no other real estate owned.

Income Taxes

The parent company and its subsidiary file a consolidated federal income tax return. The parent company and its subsidiary entered into a tax-sharing agreement that provides for the allocation and payment of federal and state income taxes. The Company calculates income taxes using the liability method. Under the liability method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of the various assets and liabilities of the Company giving current recognition to change in tax rates and laws.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are disclosed in Note 10 of the Notes to Consolidated Financial Statements.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature within one day from the transaction date or upon demand. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. Collateral consists of U.S. Government Agency and Municipal bonds.

Comprehensive Income (Loss)

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

The income tax effects related to the components of other comprehensive income are as follows (in thousands):

	2006			2005			2004		
	Gross	Tax (Expense) Benefit	Net	Gross	Tax (Expense) Benefit	Net	Gross	Tax (Expense) Benefit	Net
Unrealized holding gain (loss) arising during period	$ 389	$ (147)	$ 242	$(3,993)	$ 1,510	$(2,483)	$ 356	$ (133)	$ 223
Reclassification adjustments for gains realized in net income	(423)	163	(260)	-	-	-	-	-	-
Other comprehensive income (loss)	$ (34)	$ 16	$ (18)	$(3,993)	$ 1,510	$(2,483)	$ 356	$ (133)	$ 223

Earnings Per Share Data

Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options under the treasury stock method. Per share data and weighted average shares outstanding have been adjusted in all periods presented for stock splits.

New Accounting Pronouncements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. The adoption of this statement did not have an effect on the financial statements of the Company.

In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This Interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increases in tax liabilities upon adoption will correspondingly reduce retained earnings. The adoption of this standard did not have a material effect on these financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends FASB Statement no. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 156 requires an entity to separately recognize servicing assets and servicing liabilities and to report these balances at fair value upon inception. Future methods of assessing values can be performed using either the amortization or fair value measurement techniques. Adoption of SFAS No. 156 is required for transactions occurring in fiscal years beginning after September 15, 2006. The adoption of this standard is not expected to have a material effect on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), entitled "Share-Based Payment" that requires compensation costs related to share-based payment transactions to be recognized in the Company's financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity instruments issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Company previously applied APB No. 25 and related interpretations in the accounting for stock options under the intrinsic value method of APB No. 25 and provides pro forma disclosure of the Company's stock-based compensation expense as currently required by SFAS No. 123. The Company adopted SFAS No. 123(R) as required on January 1, 2006, using the modified prospective application method. See Note 15, Stock Based Compensation, for the results of operations of the Company from adopting SFAS No. 123 (R).

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassification

Certain reclassifications have been made to the 2005 and 2004 consolidated financial statements to conform to the 2006 presentation.

2. Merger Agreement

On January 23, 2007, Commercial Bankshares, Inc. entered into an Agreement and Plan of Merger ("Merger Agreement") with The Colonial BancGroup, Inc., a Delaware corporation ("Colonial"), whereby the Company will merge with and into Colonial, with Colonial remaining as the surviving corporation ("Merger").

The Merger Agreement provides that at the closing of the Merger, Commercial Bankshares, Inc.'s shareholders will have their shares canceled and converted into the right to receive either $49.00 in cash or 2.0214 shares of Colonial common stock, par value $2.50 per share, or any combination thereof at the election of each shareholder, provided that the aggregate cash consideration is fixed at 50% of the number of outstanding shares of the Company's common stock times $49.00. Accordingly, each shareholder's election is subject to adjustment, on a pro rata basis, to the extent of an aggregate overelection or underelection of cash.

3. Investment Securities

The amortized cost and fair values of investment securities are summarized as follows (in thousands):

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale Securities:				
U.S. Government Agencies	$ 126,607	$ -	$ (2,234)	$ 124,373
Mortgage-backed	46,461	2	(1,008)	45,455
Municipals	54,319	1,010	-	55,329
Corporate stock	101	5,469	-	5,570
	$ 227,488	$ 6,481	$ (3,242)	$ 230,727
Held to Maturity Securities:				
U.S. Government Agencies	$ 146,948	$ -	$ (6,050)	$ 140,898
Mortgage-backed	1, 412	15	-	1,427
Municipals	597	9	-	606
	$ 148,957	$ 24	$ (6,050)	$ 142,931

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale Securities:				
U.S. Government Agencies	$ 149,605	$ 2	$ (2,529)	$ 147,078
Mortgage-backed	58,470	247	(1,003)	57,714
Municipals	50,133	1,154	(9)	51,278
Corporate stock	102	5,390	-	5,492
	$ 258,310	$ 6,793	$ (3,541)	$ 261,562
Held to Maturity Securities:				
U.S. Government Agencies	$ 146,944	$ -	$ (4,675)	$ 142,269
Mortgage-backed	1,964	22	-	1,986
Municipals	1,118	19	-	1,137
	$ 150,026	$ 41	$ (4,675)	$ 145,392

The amortized cost and fair value of investment securities, excluding corporate stock, at December 31, 2006, by contractual maturity, are shown below (in thousands). Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 44,625	$ 44,424	$ -	$ -
Due after one year through five years	76,733	75,121	597	606
Due after five years through ten years	18,196	18,654	-	-
Due after ten years	41,372	41,503	146,948	140,898
Mortgage-backed	46,461	45,455	1,412	1,427

Gross gains of $433, $0 and $0, respectively, and gross losses of $10, $0 and $0, respectively, during 2006, 2005 and 2004, were realized on the sale of investment securities. At December 31, 2006 and 2005, investment securities with an amortized cost of approximately $145 million and $134 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits and other borrowed funds.

The following tables classify those securities in an unrealized loss position at December 31, 2006 and 2005, based upon length of time in a continuous loss position; less than 12 months, or 12 months or more. The tables show the current fair value of the securities and the amount of unrealized loss for each category of investment (in thousands).

	As of December 31, 2006					
	Less than 12 Months		12 Months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Agencies	$ 4,985	$ 15	$ 260,287	$ 8,269	$ 265,272	$ 8,284
Mortgage-backed	2,488	11	42,815	997	45,303	1,008
Municipals	567	-	-	-	567	-
Total	$ 8,040	$ 26	$ 303,102	$ 9,266	$ 311,142	$ 9,292

	As of December 31, 2005					
	Less than 12 Months		12 Months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government Agencies	$ 104,324	$ 1,201	$ 180,020	$ 6,003	$ 284,344	$ 7,204
Mortgage-backed	49,067	931	2,300	72	51,367	1,003
Municipals	1,794	9	-	-	1,794	9
Total	$ 155,185	$ 2,141	$ 182,320	$ 6,075	$ 337,505	$ 8,216

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

At year end 2006 and 2005, securities with unrealized losses had depreciated 3% and 2% from the Company's amortized cost basis. These unrealized losses related principally to changes in interest rates. As the Company has the ability to hold these securities for a period sufficient to allow for the anticipated recovery in fair value since they are classified as available-for-sale or held-to-maturity, no declines were deemed to be other-than-temporary.

4. Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

| | December 31, | | | |
	2006		2005	
Commercial and financial	$	41,287	$	40,351
Real estate mortgages		530,923		436,808
Installment and other		38,576		32,076
Overdrafts		774		358
		611,560		509,593
Less: Allowance for loan losses		(6,001)		(5,401)
Deferred loan fees, net		(663)		(773)
Total loans, net	$	604,896	$	503,419

Loans on which the accrual of interest has been discontinued amounted to $0 at December 31, 2006 and 2005. As of and for the years ended December 31, 2006 and 2005, there were no impaired loans.

Transactions in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006		2005		2004	
Balance, beginning of year	$	5,401	$	4,751	$	4,428
Provision charged to operations		625		610		194
Loans charged off		(31)		(7)		(21)
Recoveries		6		47		150
Balance, end of year	$	6,001	$	5,401	$	4,751

5. Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

| | December 31, | | | | Estimated |
	2006		2005		Useful Life
Land	$	5,381	$	5,381	-
Buildings		6,672		6,672	25 to 40 years
Leasehold and other property improvements		2,791		2,427	3 to 10 years
Furniture, fixtures and equipment		4,655		4,523	4 to 20 years
Software		904		858	2.5 years
Other		69		96	3 years
		20,472		19,957	
Less: accumulated depreciation and amortization		(8,464)		(7,945)	
	$	12,008	$	12,012	

Depreciation expense for 2006, 2005 and 2004 was $644,000, $711,000 and $698,000, respectively.

The Bank leases office space for various banking facilities. The leases have initial terms expiring in 2011 through 2012 and are renewable by the Bank for up to 5 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the building's operating expenses. Rental expense was approximately $558,000, $533,000 and $530,700 in 2006, 2005 and 2004, respectively. As of December 31, 2006, future minimum rental commitments for all noncancellable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):

Year Ending December 31,

2007	$	483
2008		500
2009		517
2010		534
2011		423
Thereafter		191
	$	2,648

6. Deposits

Time deposits of $100,000 or more were $311 million and $267 million at year-end 2006 and 2005.

Scheduled maturities of all time deposits for the next five years were as follows:

2007	$ 365,850
2008	66,941
2009	19,695
2010	39,081
2011	7,209

7. Securities Sold Under Agreements To Repurchase

Interest expense on securities sold under agreements to repurchase aggregated $3.2 million, $1.5 million and $741,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The following sets forth information concerning securities sold under agreements to repurchase for the periods indicated:

	As of and For The Years Ended		
	December 31,		
	2006	2005	2004
	(Dollars in Thousands)		
Maximum amount of outstanding agreements at any month-end during the year	$ 110,889	$ 101,047	$ 76,561
Average amount outstanding during the year	98,008	73,329	63,058
Weighted average interest rate for the year	3.25%	2.09%	1.18%
Weighted average interest rate at year end	3.62%	2.52%	1.43%

8. Interest Expense

Interest expense on interest-bearing checking, money market, savings and time deposits was as follows for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Interest-bearing checking	$ 427	$ 415	$ 322
Money market	2,077	1,530	816
Savings	228	214	183
Time	21,117	13,803	9,747
	$ 23,849	$ 15,962	$ 11,068

9. Other Non-Interest Expense

Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, were as follows (in thousands):

	2006	2005	2004
Stationery and supplies	$ 261	$ 263	$ 273
Administrative service charges	261	278	259
Security	248	231	221
Telephone	195	204	154
State fees and assessments	164	151	139
Armored carrier and courier	133	122	118
Donations	99	96	116
Other	773	270	703
	$ 2,134	$ 1,615	$ 1,983

10. Income Taxes

The components of the net deferred tax asset as of December 31, 2006 and 2005, were as follows (in thousands):

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 2,330	$ 2,130
Depreciation and amortization	612	737
Investment in securities	156	165
Other	(1)	3
Total deferred tax asset	3,097	3,035
Deferred tax liabilities:		
Unrealized gain on investment securities	1,016	1,011
Total deferred tax liability	1,016	1,011
Net deferred tax asset	$ 2,081	$ 2,024

The components of the provision for income taxes for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Current - federal	$ 5,245	$ 5,180	$ 4,853
Current - state	925	934	941
Deferred - federal	(53)	105	(133)
Deferred - state	(9)	18	(4)
	$ 6,108	$ 6,237	$ 5,657

The following table reconciles taxes at the federal statutory rate with the effective rate for 2006, 2005 and 2004:

	2006	2005	2004
Federal statutory rate	35%	35%	35%
State taxes	3%	3%	4%
Tax-exempt investment income	(4%)	(4%)	(5%)
Other, net	(1%)	-	(1%)
Effective tax rate	33%	34%	33%

34

11. Earnings Per Share

Earnings per share have been computed by dividing net income by the weighted average number of shares of common stock (basic earnings per share) and by the weighted average number of shares of common stock plus dilutive shares of common stock equivalents outstanding (diluted earnings per share). Common stock equivalents include the effect of all outstanding stock options, using the treasury stock method. Per share data and weighted average shares outstanding have been adjusted for stock splits.

The following table reconciles the weighted average number of shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts):

	For the Year Ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$ 12,560	6,048	$ 2.08
Effect of dilutive options	-	241	(0.08)
Diluted EPS	$ 12,560	6,289	$ 2.00

	For the Year Ended December 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$ 12,126	5,983	$ 2.03
Effect of dilutive options	-	294	(0.10)
Diluted EPS	$ 12,126	6,277	$ 1.93

	For the Year Ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$ 11,350	5,916	$ 1.92
Effect of dilutive options	-	318	(0.10)
Diluted EPS	$ 11,350	6,234	$ 1.82

Options to purchase 30,000 and 32,500 shares of common stock at $38.85 per share were outstanding at December 31, 2006 and 2005, which were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. There were no anti-dilutive shares at December 31, 2004.

12. Employee Benefit Plan

The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $224,000, $225,000 and $222,000 in 2006, 2005 and 2004, respectively.

13. Commitments and Contingencies

The Bank is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a significant effect on financial position or results of operations.

The Company and the Bank have entered into employment agreements with four officers. The additional terms of the agreements range from one to three years. Compensation and benefits under these agreements are determined by the Board of Directors. Compensation and benefits are provided in certain defined circumstances, including change in control of the Company. See the Annual Report of Form 10K Item 11, Executive Compensation for additional information on the employment agreements.

14. Related Party Transactions

Loans to principal officers, directors and their affiliates during 2006 and 2005 were as follows:

	2006	2005
Beginning Balance	$ 3,730	$ 3,857
New loans	2,750	172
Effect of changes in composition of related parties	-	-
Repayments	(2,661)	(299)
Ending Balance	$ 3,819	$ 3,730

Deposits from principal officers, directors and their affiliates at year-end 2006 and 2005 were $3.5 million and $5.9 million.

15. Stock Based Compensation

In March 2004, the Board of Directors adopted two stock option plans: the 2004 Outside Director Stock Option Plan and the 2004 Employee Stock Option Plan, which were approved by the shareholders in April 2004. These Plans replaced the 1994 Outside Director and Performance Stock Option Plans, which expired in March 2004. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. The maximum number of shares that may be issued under the 2004 Outside Director Stock Option Plan and 2004 Employee Stock Option Plan are 50,000 and 250,000, respectively. Options granted under the 2004 Outside Director Stock Option Plan are immediately exercisable and are for a term of ten years. At December 31, 2006, there were 22,500 shares available for future option grants under the 2004 Outside Director Stock Option Plan. Options granted under the 2004 Employee Stock Option Plan are exercisable one year after the date of grant and are for a term of ten years. At December 31, 2006, there were 172,000 shares available for future option grants under this plan.

Under the agreement with Colonial, the outstanding employee stock option plan and performance stock option plan options to purchase Commercial Bankshares, Inc.'s common stock, if not earlier exercised within 30 days from notice to the option holders of an acceleration event under the plans, shall have the right to receive $49.00 in cash less the exercise price thereof, as provided in the Merger Agreement. Holders of outstanding outside director stock option plan options have agreed that their options shall have the right to receive $49.00 cash less the exercise price thereof.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), that requires companies to expense the value of employee stock purchase plans, stock option grants and similar awards at the beginning of their next fiscal year that begins after June 15, 2005 and requires the use of either the modified prospective or the modified retrospective application method. The Company adopted SFAS 123R on January 1, 2006 under the modified prospective method; as such, prior periods do not include share-based compensation expense related to SFAS 123R. The modified prospective method requires the application of SFAS 123R to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of outstanding awards for which service has not been rendered (such as unvested options) that are outstanding as of the date of adoption are recognized as the remaining services are rendered. The Company recognizes the fair value of stock-based compensation awards in salaries and benefits for employee options and in other expenses for director options on a straight line basis over the vesting period.

The Company's stock-based compensation consists solely of expense related to stock options. The Company generally grants stock options to employees and directors at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Stock options vest immediately for directors and after one year for employees and expire 10 years from the date of the award.

In 2006, the Company recognized approximately $232,000 of stock-based compensation expense and $24,000 of tax related benefits. As of December 31, 2006, there was $68,000 in unrecognized compensation cost related to non-vested stock options.

Prior to January 1, 2006, the Company accounted for its stock options in accordance with the intrinsic value provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the difference between the quoted market price as of the date of grant and the contractual purchase price of shares was recognized as compensation expense over the vesting period on a straight-line basis. The Company did not recognize compensation expense in its consolidated financial statements for stock options as the exercise price was not less than 100% of the fair value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and net income per share had the Company recognized compensation expense consistent with the fair value provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" prior to the adoption of SFAS 123R:

	2005	2004
	(Dollars in thousands)	
Net income as reported	$12,126	$11,350
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(241)	(254)
Pro forma net income	$11,885	$11,096
Earnings per share, basic as reported	$ 2.03	$ 1.92
Earnings per share, basic pro forma	$ 1.99	$ 1.88
Earnings per share, diluted as reported	$ 1.93	$ 1.82
Earnings per share, diluted pro forma	$ 1.89	$ 1.78

The table below presents information related to stock options activity for the years ended December 31, 2006 and 2005 (in thousands):

	2006	2005
Total intrinsic value of stock options exercised	$ 1,358	$ 1,968
Cash received from stock option exercises	448	752
Gross income tax benefit from the exercise of stock options	376	373

The current status of options outstanding and the activity for 2006, 2005 and 2004 are presented below:

	Number of Options		Weighted Average Exercise Price	Weighted Average Contractual Term		Aggregate Intrinsic Value (000's)
Options outstanding, December 31, 2003	708,221	$	13.96	6.56	$	9,124
Granted	43,500		24.52			
Exercised	(98,902)		11.43			
Options outstanding, December 31, 2004	652,819		15.04	5.27		15,309
Granted	32,500		38.85			
Exercised	(69,851)		10.76			
Options outstanding, December 31, 2005	615,468		16.78	4.83		11,550
Granted	32,000		35.18			
Exercised	(57,862)		8.70			
Forfeited	(2,500)		38.85			
Options outstanding, December 31, 2006	587,106	$	18.48	4.47	$	11,446
Options exercisable, December 31, 2006	562,606	$	17.37	4.26	$	11,379

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. (Employee and management options are tracked separately.) The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Stock-based compensation expense was calculated using the Modified Black-Scholes option-pricing model with the following assumptions:

	Twelve Months Ended	
Black-Scholes Assumptions	December 31, 2006	December 31, 2005
Risk-free interest rate	4.61%	3.86%
Expected option life (years)	6.0	7.0
Expected stock price volatility	21.59%	22.2%
Dividend yield	2.27%	1.78%
Weighted average fair value of options granted during the year	$ 8.20	$ 9.91

16. Commercial Bankshares, Inc. (Parent Company Only) Financial Information

Condensed Balance Sheets
(In Thousands)

	December 31,			
	2006		**2005**	
Assets:				
Cash and cash equivalents	$	3,573	$	1,901
Time deposits		6,470		6,268
Investment in banking subsidiary		76,270		69,392
Other investments		5,497		5,419
Other assets		1,615		1,561
Total assets	$	93,425	$	84,541
Liabilities and stockholders' equity:				
Other liabilities	$	3,198	$	3,008
Stockholders' equity		90,227		81,533
Total liabilities and stockholders' equity	$	93,425	$	84,541

Condensed Statements of Income
(In Thousands)

	Years ended December 31,					
	2006		**2005**		**2004**	
Income:						
Dividends from subsidiary	$	5,250	$	4,600	$	4,700
Interest on investments		506		362		202
Security gains		332		-		-
Total income		6,088		4,962		4,902
Expenses:						
Stock option expense		232		-		-
Other		81		122		256
Total expenses		313		122		256
Income before income taxes and equity in undistributed earnings of subsidiary		5,775		4,840		4,646
Provision (benefit) for income taxes		150		45		(51)
Income before equity in undistributed earnings of subsidiary		5,625		4,795		4,697
Equity in undistributed earnings of subsidiary		6,935		7,331		6,653
Net income	$	12,560	$	12,126	$	11,350

Condensed Statements of Cash Flows

(In Thousands)

	Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 12,560	$ 12,126	$ 11,350
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiary	(6,935)	(7,331)	(6,653)
Gain on sale of investment securities	(332)	-	-
Stock based compensation expense	232	-	-
Change in other assets	(55)	94	(76)
Change in other liabilities	78	25	41
Net cash provided by operating activities	5,548	4,914	4,662
Cash flows from investing activities:			
Purchases of investment securities available for sale	-	-	(2)
Proceeds from sales of investment securities available for sale	333	-	-
Net change in time deposits	(201)	(6,268)	-
Net cash used in investing activities	132	(6,268)	(2)
Cash flows from financing activities:			
Proceeds from exercise of stock options	448	752	1,131
Income tax benefit from stock option exercise	376	362	432
Dividends paid	(4,832)	(4,357)	(4,131)
Net cash used in financing activities	(4,008)	(3,243)	(2,568)
Increase (decrease) in cash and cash equivalents	1,672	(4,597)	2,092
Cash and cash equivalents at beginning of year	1,901	6,498	4,406
Cash and cash equivalents at end of year	$ 3,573	$ 1,901	$ 6,498

17. Regulatory Matters

Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Company and Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total capital (to risk weighted assets):						
Commercial Bankshares, Inc.	$ 96,213	13.84	>= $55,602	>8.00%	n/a	n/a
Commercial Bank of Florida	83,642	12.08	>= 55,403	>8.00%	$69,254	10.00 %
Tier I capital (to risk weighted assets):						
Commercial Bankshares, Inc.	87,752	12.63	>= 27,801	>4.00%	n/a	n/a
Commercial Bank of Florida	77,641	11.21	>= 27,701	>4.00%	41,552	6.00 %
Tier I capital (to total assets):						
Commercial Bankshares, Inc.	87,752	8.44	>= 31,203	>3.00%	n/a	n/a
Tier I capital (to average assets):						
Commercial Bank of Florida	77,641	7.59	>= 31,708	>3.00%	51,181	5.00 %
As of December 31, 2005:						
Total capital (to risk weighted assets):						
Commercial Bankshares, Inc.	$ 86,865	14.11%	>= $49,258	>8.00%	n/a	n/a
Commercial Bank of Florida	76,106	12.41%	>= 49,073	>8.00%	$ $61,342	10.00%
Tier I capital (to risk weighted assets):						
Commercial Bankshares, Inc.	79,040	12.84%	>= 24,629	>4.00%	n/a	n/a
Commercial Bank of Florida	70,705	11.53%	>= 24,537	>4.00%	36,805	6.00%
Tier I capital (to total assets):						
Commercial Bankshares, Inc.	79,040	7.62%	>= 31,106	>3.00%	n/a	n/a
Tier I capital (to average assets):						
Commercial Bank of Florida	70,705	7.08%	>= 29,967	>3.00%	49,945	5.00%

Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 2007, the Bank could have paid dividends to the Company aggregating $35.5 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank.

Cash dividends declared by the Company totaled $4.9 million and $4.3 million in 2006 and 2005, respectively. Dividends declared but not yet paid amounted to $1.3 million and $1.2 million at December 31, 2006 and 2005, respectively. The dividend payout ratio was 41% and 37% for 2006 and 2005, respectively.

18. Financial Instruments With Off-Balance-Sheet Risk and With Concentrations of Credit Risk

Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk which are created in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 2006 were $71 million, of which $14 million were fixed-rate with interest rates ranging from 5.41% to 8.75%, and $57 million were variable-rate. Total commitments to extend credit at December 31, 2005 were $60 million, of which $3 million were fixed-rate with interest rates ranging from 3.30% to 8.25%, and $57 million were variable rate. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

The Bank is a party to financial instruments with off-balance sheet credit risks which arise in the normal course of business and which involve elements of credit and liquidity risk. Among such financial instruments are commercial letters of credit and standby letters of credit.

Commercial letters of credit and standby letters of credit include exposure to some credit loss in the event of nonperformance by the customer. The Bank's credit policies and procedures to approve letters of credit are the same as those for extensions of credit that are recorded on the balance sheet. While a significant portion of outstanding commercial letters of credit is utilized, the major portion of such utilizations is on an immediate payment basis. The remainder is secured by collateral or the goods acquired by the customer with the letter of credit. There are no loan commitments to extend credit.

Standby letters of credit represent irrevocable guarantees by the Bank for the performance of specified financial obligations and arise in the normal course of business. These financial instruments have fixed maturity dates, and, since many of them expire without being drawn, they do not generally present a significant liquidity risk to the Bank. As of December 31, 2006, the Bank's standby letters of credit have an aggregate notional amount of $5.4 million, range in term from 10 days to 603 days, and are generally secured by collateral or the goods acquired by the customer for which the standby letter of credit was issued.

Concentrations of Credit Risk

The Bank primarily grants loans for which South Florida real estate is the collateral. As of December 31, 2006, approximately 91% of loans had real estate as the primary or secondary component of collateral. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 2006, the Bank's ten largest loan relationships had an aggregate balance of $141 million, representing 23% of total loans. As of December 31, 2005, the Bank's ten largest loan relationships had an aggregate balance of $123 million, representing 24% of total loans.

19. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instrument for which it is practicable to estimate that value.

Cash and Due from Banks and Federal Funds Sold

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 3 in the Notes to Consolidated Financial Statements provides information on estimated fair values at December 31, 2006 and 2005.

Loans

The estimated fair value for variable rate loans that reprice frequently and fully is the carrying amount. For fixed rate loans and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The estimated fair value of net loans was $599 million and $500 million at December 31, 2006 and 2005, respectively. The carrying value of net loans was $605 million and $503 million at December 31, 2006 and 2005, respectively.

Deposit Liabilities and Short-term Borrowed Funds

The estimated fair value for demand deposits and variable rate deposits that reprice frequently and fully is the carrying amount. For fixed rate deposits and for variable rate deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life. The fair value of borrowings is based on current rates for similar financing. The estimated fair value of deposits was $842 million and $848 million at December 31, 2006 and 2005, respectively. The carrying value of deposits was $841 and $846 at December 31, 2006 and 2005, respectively. The estimated fair value of securities sold under agreements to repurchase was $100 million and $101 million at December 31, 2006 and 2005, respectively. The carrying value of securities sold under agreements to repurchase was $100 million and $101 million at December 31, 2006 and 2005, respectively.

Accrued Interest Receivable and Accrued Interest Payable

For these receivables and payables, the carrying amounts are a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 2006, a significant portion of the letter of credit portfolio is scheduled to expire within twelve months. The fair value of these commitments is considered nominal.

43

COMMERCIAL BANKSHARES, INC.

DIRECTORS		OFFICERS
Cromwell A. Anderson Retired Attorney	Michael W. Sontag General Contractor Real Estate Investor	Joseph W. Armaly Chairman of the Board and Chief Executive Officer
Joseph W. Armaly Chairman of the Board and Chief Executive Officer	Bruce P. Steinberger President	Bruce P. Steinberger President and Secretary
Robert Namoff Chairman of the Board Allied Universal Corp.	Martin Yelen Retired Attorney	Barbara E. Reed Executive Vice President and Chief Financial Officer
Sherman Simon Investments		

COMMERCIAL BANK OF FLORIDA
OFFICERS

Joseph W. Armaly	Chairman and CEO	Theresa Hilson	Assistant Vice President
Bruce P. Steinberger	President	C. Margaret Humphrey	Assistant Vice President
Barbara E. Reed	Executive VP and CFO	Aletha Jackson	Assistant Vice President
Dennis G. Longo	Executive Vice President	Wendy M. Knowles	Assistant Vice President
Steven Capellan	Senior Vice President	Sue Marchetti	Assistant Vice President
Phillips G. Gay, Jr.	Senior Vice President	Ileana Medina	Assistant Vice President
Joseph Kertis, Jr.	Senior Vice President	Ruben Molina	Assistant Vice President
John M. Maroon	Senior Vice President	Christina Ojeda	Assistant Vice President
Tony Maroon	Senior Vice President	Brenda Paul	Assistant Vice President
Raul M. Zarranz	Senior Vice President	Margaret Rizzotto	Assistant Vice President
William S. Dieterle	Director of Internal Audit	Mary Robbins	Assistant Vice President
Stephen W. Armaly	Vice President	Lidia Rodriguez	Assistant Vice President
Sherryl Bowein	Vice President	Marisella Salado	Assistant Vice President
Nora Clavijo	Vice President	Linda Schubowsky	Assistant Vice President
Mari M. Colina	Vice President	Laurie Taylor	Assistant Vice President
Ralph E. Coman	Vice President	Delia Yepez	Assistant Vice President
Elena Correa	Vice President	James F. Zimny, Jr.	Assistant Vice President
Valerie Dacks	Vice President	Erik J. Aramburo	Customer Service Officer
Caridad Errazquin	Vice President	Maria Coffey	Customer Service Officer
Sherri Feinstein	VP and Controller	Tamara J. Deering	Assistant Compliance Officer
Susan Ferbin	Vice President	Aida De La Campa	Finance Officer
Diana C. Goudie	Vice President	Otniel Dominguez	Customer Service Officer
Nancy Hernandez	Vice President	Yvonne Evelyn	Customer Service Officer
Mary Lou Hutcheson	Vice President	Aurora Franquiz	Mortgage Loan Specialist
Alfred P. Lettera	Vice President	Georgina C. Herrera	Loan Operations Officer
Wendy Robinson	Vice President	Karen Kissel	Customer Service Officer
Robert D. Singleton	Vice President	Alice Milhet	Customer Service Officer
Fay Marie Stephens	Vice President	Teresa Monteserin	Loan Administration Officer
Pamela Tucker	Vice President	Tomas Palacio	Customer Service Officer
Deborah Winkles	Vice President	Brenda Rabinovich	Customer Service Officer
Constance Bauer	Assistant Vice President	Liliana Ramos	Customer Service Officer
Ann Bovard	Assistant Vice President	Jennifer Robles	Customer Service Officer
Luis A. Castillo	Audit Manager	Peter Simon	Commercial Loan Officer
Anne E. Cook	Assistant Vice President	Eva Siu-Chamorro	Customer Service Officer
Mercedes De Quesada	Assistant Vice President	Rochelle Thornton	Customer Service Officer
Rose Diaz	Assistant Vice President	Amarylis Vargas	Customer Service Officer
Elizabeth Dominguez-Martinez	Assistant Vice President	Margaret Weimer	Customer Service Officer
Carlos A. Grosso	Investment Officer	Linda K. Wood	Installment Loan Officer

SUBSIDIARY BANK LOCATIONS

BRICKELL
501 Brickell Key Drive
Miami, FL 33131
(305) 374-1100

CORAL SPRINGS
1999 University Drive
Coral Springs, FL 33071
(954) 753-7555

HALLANDALE
1448 E. Hallandale Beach Blvd.
Hallandale, FL 33009
(954) 454-3551

KENDALL
10899 Sunset Drive
Miami, FL 33173
(305) 274-2000

MAIN OFFICE
1550 S.W. 57th Avenue
Miami, FL 33144
(305) 267-1200

MEDLEY/HIALEAH GARDENS
11590 N.W. South River Drive
Medley, FL 33178
(305) 883-1110

MIAMI BEACH
425 41st Street
Miami Beach, FL 33140
(305) 531-4435

MIAMI SPRINGS
69 Westward Drive
Miami Springs, FL 33166
(305) 883-0883

NORTH MIAMI
12255 N.E. 16th Avenue
North Miami, FL 33161
(305) 891-6950

PEMBROKE PINES
176 S. Flamingo Road
Pembroke Pines, FL 33027
(954) 437-8100

PERRINE/CUTLER RIDGE
19455 S. Dixie Highway
Miami, FL 33157
(305) 234-6090

PINECREST/THE FALLS
13001 S. Dixie Highway
Miami, FL 33156
(305) 378-2000

POMPANO BEACH
300 E. Sample Road
Pompano Beach, FL 33064
(954) 943-6550

SOUTH MIAMI/CORAL GABLES
1533 Sunset Drive
Coral Gables, FL 33143
(305) 663-6030

Transfer Agent
Mellon Investor Services

Independent Registered Public Accounting Firm
Crowe Chizek and Company LLC
Fort Lauderdale, Florida

For Financial Information, Contact
Barbara E. Reed
Executive Vice President and Chief Financial Officer
(305) 267-1200

Form 10-K
Copies of the Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available on request by calling or writing to the attention of Shareholder Relations at 1550 S.W. 57th Avenue, Miami, FL 33144, (305) 267-1200.

Web Page
www.commercialbankfl.com